Exhibit 99.2
Unit C-D, 10F Long Life Building, 1566 West Yan An Road, Shanghai 200052, People’s Republic of China
www.Linktone.com
2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 15, 2011
PROXY STATEMENT
General
We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on September 15, 2011 at 10:00 a.m., Singapore time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 39 Mac Taggart Road, Level 5, Asia Media Centre, Singapore 368084.
This proxy statement is available to shareholders beginning on August 8, 2011 and the form of proxy is first being mailed to shareholders on or about August 8, 2011.
Revocability of Proxies
For holders of ordinary shares, any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. For holders of American Depositary Shares, know as ADSs, representing ordinary shares, an ADS Voting Instruction Card may be revoked by delivering a written notice of revocation or duly executed ADS Voting Instruction Card bearing a later date prior to 12:00 p.m., Eastern Standard Time on September 12, 2011. A written notice of revocation must be delivered to the attention of our chief financial officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A. if you hold ADSs.
Record Date, Share Ownership and Quorum
Shareholders of record at the close of business on August 1, 2011 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 30, 2011, 421,435,021 of our ordinary shares, par value US$0.0001 per share, were outstanding, of which approximately 238,868,200 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of our outstanding ordinary shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation
Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.
The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://www.linktone.com/en/ir/shareholder-services.html. Hard copies of the solicitation materials are available upon request to shareholders free of charge.
Voting by Holders of Ordinary Shares
When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” Proposals 1 and 2, and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal.
Voting by Holders of American Depositary Shares
JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the Notice of 2011 Annual General Meeting of Shareholders and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card properly executed by a holder of record of ADSs, JPMorgan Chase Bank, N.A. will vote or cause to be voted the amount of ordinary shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such ADS. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those shares at the annual general meeting. Holders of ADSs may attend, but may not vote at, such meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. You should return your properly completed ADS Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 12:00 p.m., Eastern Standard Time on September 12, 2011, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.
JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

PROPOSAL 1
ELECTION OF DIRECTOR
The board of directors has nominated one Class I director for election at the 2011 annual general meeting. Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I director (currently Billy Hsieh), Class II director (currently Oerianto Guyandi) and Class III director (currently Hary Tanoesoedibjo and Peck Joo Tan). The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2011, 2012 and 2013, respectively. At each annual general meeting, including the 2011 annual general meeting at which one Class I director is nominated for election, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The board has no reason to believe that the nominee named below will be unable or unwilling to serve as a director if elected. In the event that the nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the board may propose.
The name of the following nominee, age as of August 1, 2011, principal position with our company, class designation and term of office upon election at this annual general meeting are as follows:

Name	Age	Position	Class	Term of Office

Billy Hsieh	54	Director	Class I	3 years
Class I Director Nominated for Election at the Annual General Meeting
Billy Hsieh has served as an independent director since February 2011. Mr. Hsieh joined PricewaterhouseCoopers in San Francisco in 1986, was admitted as a partner in 1996 and served in its Shanghai office from 1996 until his retirement in 2010. He has over 15 years of experience advising multinational corporations about doing business in China, including experience in market entry and development, mergers and acquisitions, tax advisory and other activities in China. He graduated with a Bachelor of Science degree in Accounting from St. John’s University and a law degree from the University of California, Hastings College of the Law, both in the United States. He is licensed as a certified public accountant in California and is a member of the California bar.
The foregoing nominee will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing such director, each shareholder may cast one vote per share owned.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 2
RATIFICATION OF INDEPENDENT AUDITORS
The audit committee recommends, and our board of directors concurs, that Ernst & Young LLP, Singapore be appointed as our independent registered public accountants for the year ending December 31, 2011.
In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.
A representative of Ernst & Young LLP, Singapore is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.
THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
RATIFICATION OF THE APPOINTMENT OF
ERNST & YOUNG LLP, SINGAPORE
AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
FOR THE YEAR ENDING DECEMBER 31, 2011.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS
The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:
1.
Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Linktone Ltd., Unit C-D, 10F Long Life Building, 1566 West Yan An Road, Shanghai 200052, People’s Republic of China, Attention: Chief Financial Officer.

2.
Our Chief Financial Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.
3.
The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES
We adopted a Code of Business Conduct which is available on our company’s website at http://www.linktone.com/en/ir/corporate-governance.html. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.
Copies of our Code of Business Conduct will be provided to any shareholder upon written request to the Vice President of Legal Affairs of Linktone Ltd., Unit C-D, 10F Long Life Building, 1566 West Yan An Road, Shanghai 200052, People’s Republic of China.
ANNUAL REPORT TO SHAREHOLDERS
Pursuant to NASDAQ Listing Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. Our annual report on Form 20-F for the year ended December 31, 2010 has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our annual report on Form 20-F for the year ended December 31, 2010 by visiting our website http://www.linktone.com/en/ir/financial-reports.html. If you want to receive a paper or email copy of our annual report on Form 20-F for the year ended December 31, 2010, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to Brandi Floberg at linktone@tpg-ir.com or +1 (212) 481-2050.
OTHER MATTERS
We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Hary Tanoesoedibjo

Hary Tanoesoedibjo
Chairman and Chief Executive Officer
Dated: August 8, 2011